Exhibit 4.19

MARTI TECHNOLOGIES, INC. 2023 INCENTIVE AWARD PLAN

OPTION GRANT NOTICE

Marti Technologies, Inc., a Cayman Islands exempted company (the “Company”) has granted to the participant listed below (“Participant”) the option (the “Option”) described in this Option Grant Notice (this “Grant Notice”), subject to the terms and conditions of the Marti Technologies, Inc. 2023 Incentive Award Plan (as amended from time to time, the “Plan”), the Option Agreement attached hereto as Exhibit A and the addendum attached hereto as Exhibit B (the “Addendum” and, together with the Grant Notice and the Option Agreement, the “Agreement”), both of which are incorporated into this Grant Notice by reference. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:	[____]

Grant Date:

Exercise Price per Share:	[For U.S. taxpayers, no less than 100% of the FMV on the Grant Date]

Shares Subject to the Option:

Final Expiration Date:	[To be no later than 10th anniversary of Grant Date (or 5th anniversary for ISOs granted to 10% shareholders)]
Vesting Commencement Date:

Vesting Schedule:	[To be specified]

Type of Option	[Incentive Option]/[Non-Qualified Option]

By accepting (whether in writing, electronically or otherwise) the Option, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

MARTI TECHNOLOGIES, INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

[Signature Page to Option Grant Notice]

Exhibit A

OPTION AGREEMENT

Capitalized terms not specifically defined in this Option Agreement and the addendum attached to the Grant Notice as Exhibit B (the “Addendum” and, together with the Option Grant Notice and this Option Agreement, the “Agreement”) have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.
GENERAL

1.1 Grant of Option. The Company has granted to Participant the Option effective as of the grant date set forth in the Grant Notice (the “Grant Date”).

1.2 Incorporation of Terms of Plan. The Option is subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control, unless it is expressly specified in this Agreement that the specific provision of the Plan will not apply. For clarity, the foregoing sentence shall not limit the applicability of any additive language contained in this Agreement which provides supplemental or additional terms not inconsistent with the Plan. If the Addendum applies to Participant, in the event of a conflict between the terms of this Agreement or the Plan and the provisions in the Addendum, the terms and conditions in the Addendum shall control.

ARTICLE II.
PERIOD OF EXERCISABILITY

2.1 Commencement of Exercisability. The Option will vest and become exercisable according to the vesting schedule in the Grant Notice (the “Vesting Schedule”) except that any fraction of a Share as to which the Option would be vested or exercisable will be accumulated and will vest and become exercisable only when a whole vested Share has accumulated. Except as otherwise set forth in the Plan or this Agreement, and unless the Administrator otherwise determines, the Option will immediately expire and be forfeited as to any portion of the Option that is not vested and exercisable as of Participant’s Termination of Service for any reason (after taking into consideration any accelerated vesting and exercisability which may occur in connection with such Termination of Service, if any).

2.2 Duration of Exercisability. The Vesting Schedule is cumulative. Any portion of the Option which vests and becomes exercisable will remain vested and exercisable until the Option expires. The Option will be forfeited immediately upon its expiration.

2.3 Expiration of Option. Except as may be extended in accordance with Section 5.3 of the Plan, the Option may not be exercised to any extent by anyone after, and will expire on, the first of the following to occur:

(a) The final expiration date in the Grant Notice;

(b) Except as the Administrator may otherwise approve, the expiration of three (3) months from the date of Participant’s Termination of Service, unless Participant’s Termination of Service is for Cause or by reason of Participant’s death or Disability;

(c) Except as the Administrator may otherwise approve, the expiration of one year from the date of Participant’s Termination of Service by reason of Participant’s death or Disability; and

(d) Except as the Administrator may otherwise approve, Participant’s Termination of Service for Cause.

ARTICLE III.
EXERCISE OF OPTION

3.1 Person Eligible to Exercise. During Participant’s lifetime, only Participant may exercise the Option. After Participant’s death, any exercisable portion of the Option may, prior to the time the Option expires, be exercised by Participant’s Designated Beneficiary as provided in the Plan.

3.2 Partial Exercise. Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised, in whole or in part, according to the procedures in the Plan at any time prior to the time the Option or portion thereof expires, except that the Option may only be exercised for whole Shares.

3.3 Tax Withholding; Exercise Price.

(a) Subject to Section 3.3(b) and 3.3(c), payment of the exercise price and/or applicable withholding tax obligations with respect to the Option may be by any of the following, or a combination thereof, as determined by [Participant or the Administrator]/[the Company in its sole discretion]1:

(i) Cash, wire transfer of immediately available funds or check;

(ii) By delivery of Shares, including Shares delivered by attestation then-owned by Participant, valued at their Fair Market Value on the date of delivery;

(iii) By the Company withholding Shares otherwise issuable upon exercise of the Option in satisfaction of any withholding tax obligations, valued at their Fair Market Value on the exercise date;

(iv) If Participant is not subject to Section 13(k) of the Exchange Act with respect to the Company or its Subsidiaries, with the consent of the Administrator, by delivery of a promissory note, in a form determined by or acceptable to the Administrator, or other property that the Administrator determines is good and valuable consideration; or

(v) By any combination of (i) - (iv) above.

(b) Unless [the Company / Participant or the Administrator] otherwise determines, payment of the exercise price and any applicable withholding tax obligations with respect to the Option shall be by [delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the applicable exercise price and tax withholding obligations] / [delivery (including electronically or telephonically to the extent permitted by the Company) by Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company that Participant has placed a market sell order with such broker with respect to Shares then-issuable upon exercise of the Option, and that the broker has been directed to deliver promptly to the Company funds sufficient to satisfy the applicable exercise price and tax withholding obligations; provided, that payment of such proceeds is then made to the Company at such time as may be required by the Administrator]2.

[1]	Note to Draft: “Participant or the Administrator” for Section 16 individuals; “the Company in its sole discretion” for non-Section 16 individuals.
[2]	Note to Draft: Include only for non-Section 16 individuals.

(c) The number of Shares which may be so withheld or surrendered pursuant to Section 3.3(a) or (b) above shall be limited to the number of Shares which have a fair market value on the date of withholding no greater than the aggregate amount of such liabilities based on the maximum individual statutory withholding rates in Participant’s applicable jurisdictions for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income, in accordance with Section 9.5 of the Plan.

(d) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the Option, regardless of any action the Company or any Subsidiary or affiliate takes with respect to any tax withholding obligations that arise in connection with the Option. Neither the Company nor any Subsidiary or affiliate makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant, vesting or exercise of the Option or the subsequent sale of Shares. The Company and its Subsidiaries and affiliates do not commit and are under no obligation to structure the Option to reduce or eliminate Participant’s tax liability.

3.4 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this Option and the transactions contemplated by the Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

ARTICLE IV.
OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the Option is subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2 Clawback. The Option and the Shares issuable hereunder shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company following the Grant Date, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

4.3 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s General Counsel at the Company’s principal office or the General Counsel’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, or comparable non-U.S. postal service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.4 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.5 Conformity to Securities Laws. Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.6 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.7 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, this Agreement and the Option will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.8 Entire Agreement. The Plan and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.9 Severability. If any portion of this Agreement or any action taken under this Agreement, in any case is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of this Agreement, and this Agreement will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

4.10 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the Option, and rights no greater than the right to receive the Shares as a general unsecured creditor with respect to the Option, as and when exercised pursuant to the terms of this Agreement.

4.11 Not a Contract of Employment or Service. Nothing in the Plan or this Agreement (including the Addendum) confers upon Participant any right to continue in the employ or service of the Company or its Subsidiary or affiliate or interferes with or restricts in any way the rights of the Company and its Subsidiaries and affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without Cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary or affiliate and Participant.

4.12 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

4.13 Incentive Options. If the Option is designated as an Incentive Option:

(a) Participant acknowledges that to the extent the aggregate fair market value of shares (determined as of the time the option with respect to the shares is granted) with respect to which options intended to qualify as “incentive stock options” under Section 422 of the Code, including the Option, are exercisable for the first time by Participant during any calendar year exceeds $100,000 or if for any other reason such options do not qualify or cease to qualify for treatment as “incentive stock options” under Section 422 of the Code, such options (including the Option) will be treated as non-qualified options. Participant further acknowledges that the rule set forth in the preceding sentence will be applied by taking the Option and other options into account in the order in which they were granted, as determined under Section 422(d) of the Code. Participant also acknowledges that if the Option is exercised more than three months after Participant’s Termination of Service, other than by reason of death or disability, the Option will be taxed as a Non-Qualified Option.

(b) Participant will give prompt written notice to the Company of any disposition or other transfer of any Shares acquired under this Agreement if such disposition or other transfer is made (i) within two years from the Grant Date or (ii) within one year after the transfer of such Shares to Participant. Such notice will specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by Participant in such disposition or other transfer.

4.14 Governing Law. This Agreement will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

4.15 Data Privacy. Without limiting any other provisions of this Agreement, Section 10.9 (“Data Privacy”) of the Plan is hereby incorporated into this Agreement as if first set forth herein. If Participant resides in the UK or the European Union, the Company and its Subsidiaries and affiliates will hold, collect and otherwise process certain data as set out in the applicable company’s GDPR-compliant data privacy notice, which will be or has been provided to Participant separately. All personal data will be treated in accordance with applicable data protection laws and regulations, inclusive of but not limited to, the Cayman Islands’ Data Protection Act (as revised).

4.16 Addendum. Notwithstanding any provisions in this Agreement, if Participant performs services for the Company outside of the United States, the Option shall be subject any additional terms and conditions set forth in the Addendum to this Agreement for Participant’s country of residence. Moreover, if Participant relocates to one of the countries included in the Addendum during the life of the Option, the additional terms and conditions for such country shall apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Addendum constitutes part of this Agreement.

4.17 Acknowledgment of Nature of Plan and Option. In accepting the Option, Participant acknowledges, understands and agrees that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b) the grant of the Option is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of options or other awards, or benefits in lieu of options, even if options have been granted in the past;

(c) all decisions with respect to future awards, if any, will be at the sole discretion of the Administrator;

(d) Participant is voluntarily participating in the Plan;

(e) the Option and the Shares issuable upon exercise of the Option, and the income from and value of the same, are not intended to replace any pension rights or compensation;

(f) the Option and the Shares issuable upon exercise of the Option, and the income from and value of the same, are not part of normal or expected wages or salary for any purposes, including, but not limited to, calculation of any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, holiday pay, long-service awards, pension or retirement benefits or similar payments;

(g) the future value of the Shares issuable upon exercise of the Option is unknown and cannot be predicted with certainty;

(h) the value of the Shares issuable upon exercise of the Option may increase or decrease in value;

(i) unless otherwise agreed with the Company in writing, the Option and the Shares issuable upon exercise of the Option, and the income from and value of the same, are not granted as consideration for, or in connection with, the service Participant may provide as a director of a Subsidiary or an affiliate of the Company;

(j) no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from Participant’s Termination of Service (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is providing services or the terms of Participant’s employment or service agreement, if any); and

(k) for purposes of the Option, Participant’s Termination of Service will be considered to occur as of the date Participant is no longer actively providing services to the Company, or any Subsidiary or affiliate of the Company (regardless of the reason for such Termination of Service and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or the terms of Participant’s employment or service agreement, if any), and such date will not be extended by any notice period (e.g., Participant’s period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where Participant is employed or the terms of his or her employment or service agreement, if any);

(l) the Administrator shall have the exclusive discretion to determine when Participant is no longer actively providing services for purposes of the Option (including whether Participant may still be considered to be providing services while on a leave of absence); and

(m) neither the Company nor any Subsidiary thereof shall be liable for any foreign exchange rate fluctuation between Participant’s local currency and the United States Dollar that may affect the value of the Option or of any amounts due to Participant pursuant to the issuance of Shares upon exercise of the Option or the subsequent sale of any Shares acquired upon exercise of the Option.

* * * * *

Exhibit B

ADDENDUM

This Addendum (this “Addendum”) includes special terms and conditions applicable to Participants in the countries below. These terms and conditions are in addition to those set forth in the Option Agreement (the “Agreement”) and the Plan and to the extent there are any inconsistencies between these terms and conditions and those set forth in the Agreement, these terms and conditions shall prevail. Any capitalized term used in this Addendum without definition shall have the meaning ascribed to such term in the Plan or the Agreement, as applicable.

This Addendum also includes information relating to issues of which Participant should be aware with respect to his or her participation in the Plan. The information is based on the securities and other laws in effect in the respective countries as of September 2023. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the information herein as the only source of information relating to the consequences of participation in the Plan because the information may be out of date at the time the Option is exercised or Shares acquired under the Plan are sold.

In addition, the information is general in nature and may not apply to the particular situation of Participant, and the Company is not in a position to assure Participant of any particular result. Accordingly, Participant is advised to seek appropriate professional advice as to how the relevant laws in his or her country may apply to his or her situation. Finally, if Participant is a citizen or resident of a country other than the one in which he or she is currently working, the information contained herein may not be applicable to Participant.

TURKEY

Notifications

Securities Law Notification. Pursuant to the Capital Markets Board of Turkey’s (“CMB”) Communiqué Serial: VII No: 128.4 on Foreign Securities, Depository Receipts and Foreign Mutual Funds (Yabanci Sermaye Piyasasi Araclari ve Depo Sertifikalari ile Yabanci Yatirim Fonu Paylari Tebligi), the sale of securities instruments offered by foreign companies to employees pursuant to an employee share incentive scheme are not subject to approval by the CMB, provided that (i) such sale of foreign instruments does not take place in Turkey; (ii) no action that would qualify as a public offering is engaged in; and (iii) no information to be given to employees contains statements giving the impression that the grant is a public offering.

Exchange Control Notification. Turkish residents are permitted to purchase and sell securities or derivatives traded on exchanges abroad only through a financial intermediary licensed in Turkey. Therefore, in order to sell Shares acquired under the Plan, individuals may be required to appoint a Turkish broker to assist with the sale and pay the purchase price through a Turkish bank.

Compliance

Tax Compliance. Participant acknowledges and agrees to (1) comply with applicable laws of Turkey concerning taxation of the awards granted and any related gains (including capital gains and foreign exchange gains arising from income taxation in local currency terms in connection with any disposal, sale or remittance of sale proceeds) under the Plan and (2) duly declare and pay any and all taxes (including income taxes, employment taxes, social insurance, health and social care levy, payroll taxes and stamp taxes) associated with (i) the contracting or granting of the awards, such as the Option or the underlying Shares, (ii) transferring, alienation, vesting and issuance thereof (or other amounts or property), (iii) receipt of dividend-equivalent payments, and (iv) the disposal or liquidation thereof under the Plan.

The Company or the Participant’s employer will, upon the Participant’s request, provide all the information that the Participant will legally require to submit declarations in Turkey, only to the Participant, and only for the taxes that will have been actually declared and paid by the Participant’s own employer in Turkey through withholding or otherwise in connection with the Plan, for example, at the time of recharging (e.g., a charge-back), granting or vesting.

The Participant further acknowledges and agrees to hold harmless and indemnify the Company and the Participant’s employer(s) with respect to any liability related to any taxes (including income taxes, employment taxes, social insurance, health and social care levy, payroll taxes and stamp taxes on any granting, vesting, distribution, exercising, actual or deemed capital gains and foreign exchange gains to be calculated in local currency terms) and any interest and penalties thereon through deduction or withholding on any payment to the Participant.